Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands, except ratios)
Earnings:
Pretax income, excluding income or loss from equity investments	$123,339	$165,534	$23,020	$395,977	$157,224
Adjustments:
Fixed charges	293,106	153,467	118,075	99,562	103,251
Distributed income from equity investments	19,360	9,917	5,164	2,167	1,672
Capitalized interest, net of amortization	2,113	4,417	3,143	(8,351)	(16,849)
Arch Western Resources, LLC dividends on preferred membership interest	(91)	(107)	(58)	(107)	(85)
Total earnings	$437,827	$333,228	$149,344	$489,248	$245,213
Fixed charges:
Interest expense	$230,186	$142,549	$105,932	$76,139	$74,865
Capitalized interest	1,937	—	824	11,703	17,967
Bridge financing costs related to ICG	49,490	—	—	—	—
Arch Western Resources, LLC dividends on preferred membership interest	91	107	58	107	85
Portions of rent which represent an interest factor	11,402	10,811	11,261	11,613	10,334
Total fixed charges	293,106	153,467	118,075	99,562	103,251
Preferred stock dividends	—	—	—	12	219
Total fixed charges and preferred stock dividends	$293,106	$153,467	$118,075	$99,574	$103,470
Ratio of earnings to combined fixed charges and preference dividends	1.49x	2.17x	1.26x	4.91x	2.37x